SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of January 2020

CHINA PETROLEUM & CHEMICAL CORPORATION
22 Chaoyangmen North Street,
Chaoyang District, Beijing, 100728
People's Republic of China
Tel: (8610) 59960114

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F     ✔              Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ____                          No    ✔

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

This Form 6-K consists of:

Announcement on appointment of chief financial officer and representative on securities matters of China Petroleum & Chemical Corporation (the “Registrant”), made by the Registrant on January 13, 2020.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibilities for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

中国石化
SINOPEC

中 国 石 油 化 工 股 份 有 限 公 司

CHINA PETROLEUM & CHEMICAL CORPORATION

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 00386)

Announcement on the Appointment of Chief Financial Officer and Representative on Securities Matters

Appointment of Chief Financial Officer

The board of directors (the "Board") of China Petroleum & Chemical Corporation ("Sinopec Corp." or the “Company”) is pleased to announce that Ms. Shou Donghua has been appointed as Chief Financial Officer (the “CFO”) of the Company for a term commencing from 13 January 2020 to 15 May 2021.

The biography of Ms. Shou Donghua is as follows:

Ms. Shou Donghua, aged 50, is a professor level senior accountant with a MBA degree. In July 2010, she was appointed as the Chief Financial Officer of Sinopec Zhenhai Refining & Chemical Company; in October 2014, she was appointed as Deputy Director General of Human Resource Department of Sinopec Corp.; in August 2017, she was appointed as the Secretary of CPC Committee of Sinopec Zhenhai Refining & Chemical Company and Deputy General Manager of Sinopec Zhenhai Refining & Chemical Company; in August 2018, she was appointed as the Director General of Finance Department of China Petrochemical Corporation and concurrently served as the Chairman of Sinopec Century Bright Capital Investment Limited; in December 2019, she was appointed as General Manager of Finance Department of Sinopec Corp. and concurrently served as the Chairman of Sinopec Century Bright Capital Investment Limited.

Save as disclosed above, Ms. Shou Donghua did not hold any directorships in any other listed public companies in Hong Kong or overseas in the last three years and did not have any relationship with any other directors, senior management, substantial shareholders or controlling shareholder of the Company.

As at the date of this announcement, Ms. Shou Donghua does not have any interest in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance and has not received any regulatory sanction imposed by the China Securities Regulatory Commission, or any other government authorities or stock exchanges.

The remuneration of Ms. Shou Donghua as CFO of the Company shall be determined according to the “Measures for Implementation of Remuneration Packages for Senior Management of Sinopec Corp.”, etc. The documents such as the “Measures for Implementation of Remuneration Packages for Senior Management of Sinopec Corp.” stipulate that the specific amount of remuneration will consist of base salary, performance bonus and mid-term and long-term incentive, with specific reference to the functions, responsibilities of the respective employee and also the performance of the Company as a whole. The Company will disclose the remuneration of Ms. Shou Donghua during the reporting period in the annual report.

Other than those disclosed herein, there are no other matters in relation to the appointment of Ms. Shou Donghua which shall be disclosed to the shareholders of the Company and The Stock Exchange of Hong Kong Limited or matters which would require disclosure under rule 13.51(2)(h) to 13.51(2)(v) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The Board would like to take this opportunity to welcome Ms. Shou Donghua to serve as CFO.

Appointment of Representative on Securities Matters

Mr. Zheng Baomin has recently tendered his resignation as the Representative on Securities Matters of Sinopec Corp. due to change of working arrangement. The Board has appointed Mr. Zhang Zheng as the Representative on Securities Matters of Sinopec Corp.

By Order of the Board
China Petroleum & Chemical Corporation
Huang Wensheng
Vice President and Secretary to the Board of Directors

Beijing, the PRC,
13 January 2020

As of the date of this announcement, directors of the Company are: Dai Houliang*, Ma Yongsheng#, Li Yunpeng*, Yu Baocai*, Ling Yiqun#, Li Yong*, Tang Min+, Fan Gang+, Cai Hongbin+, Ng, Kar Ling Johnny+

# Executive Director
* Non-executive Director
+ Independent Non-executive Director

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Petroleum & Chemical Corporation

By: /s/ Huang Wensheng

Name: Huang Wensheng

Title: Vice President and Secretary to the Board of Directors

Date: January 13, 2020